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Filed Pursuant to Rule 424(b)(3)
Registration No.: 333-126205

PROSPECTUS

Clean Harbors, Inc.

2,057,940 Shares of Common Stock

        Clean Harbors, Inc. is registering 2,057,940 shares of its common stock for sale by the eight Selling Shareholders listed under "Selling Shareholders" in this prospectus. The Selling Shareholders may acquire such shares upon exercise of our outstanding common stock purchase warrants expiring September 10, 2009. The Selling Shareholders propose to offer such shares from time to time on The Nasdaq National Market and through other methods of sale described under "Plan of Distribution" in this prospectus.

        Although the Selling Shareholders may sell the shares pursuant to this prospectus, they are not obligated to sell any or all of such shares. We will not receive any of the proceeds from the sale of the shares by the Selling Shareholders, but we will receive $8.00 per share (subject to adjustment upon certain terms described in the warrants) upon exercise by the Selling Shareholders of the warrants except to the extent that the Selling Shareholders elect to utilize the "cashless exercise" feature of the warrants. To the extent the Selling Shareholders elect to utilize such feature, we will not receive any cash upon the exercise of the warrants, but the number of shares issuable upon such exercise (and therefore offered by this prospectus) will be proportionately reduced.

        Our common stock is traded on The Nasdaq National Market under the symbol "CLHB." On September 28, 2005, the last reported sales price of our common stock on The Nasdaq National Market was $33.40.

        Our principal executive offices are located at 1501 Washington Street, Braintree, Massachusetts 02184, and our telephone number is (781) 849-1800.

        See "Risk Factors" beginning on page 3 to read about factors you should consider in connection with any purchase of the shares of our common stock offered by this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the new notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 29, 2005.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus or in the documents incorporated by reference into this prospectus, is not complete and does not contain all of the information that may be important to you. We urge you to read this entire prospectus carefully, including the "Risk Factors" section. In this prospectus, unless the context requires otherwise, "we," "our," "us," "Clean Harbors" or "the Company" refers to Clean Harbors, Inc. and its subsidiaries.

Our Company

        We are one of the largest providers of environmental services and the largest operator of non-nuclear hazardous waste treatment facilities in North America based on 2003 industry reports. We service approximately 55% of North America's commercial hazardous incineration volume, 17% of North America's hazardous landfill volume, and are the industry leader in total hazardous waste disposal facilities. We perform environmental services through a network of more than 100 service locations, and we operate five incineration facilities, nine commercial landfills, seven wastewater treatment operations, and 20 transportation, storage and disposal facilities, or TSDFs, as well as five PCB management facilities and two oil and used oil products recycling facilities.

        The wastes that we handle include materials that are classified as "hazardous" because of their unique properties, as well as other materials subject to federal and state environmental regulation. We provide final treatment and disposal services designed to manage hazardous and non-hazardous wastes, which cannot be economically recycled or reused.

        Clean Harbors, Inc. was incorporated in Massachusetts in 1980 and has grown through a combination of strategic acquisitions and internal growth. The most significant of such acquisitions was our acquisition in September 2002 of substantially all of the assets of the Chemical Services Division, or CSD, of Safety-Kleen Corp. Our revenues increased from $350.1 million in 2002 to $611.0 million in 2003 primarily as a result of that acquisition.

Our Services

        We provide a wide range of environmental services and manage our business as two major segments: Technical Services and Site Services.

        Technical Services—(69% of 2004 revenue). These services involve the transport, treatment and disposal of hazardous wastes, and include physical treatment, resource recovery, fuels blending, incineration, landfill disposal, wastewater treatment, lab chemical disposal, explosives management, and CleanPack® and Apollo Onsite Services. Our CleanPack® services include the collection, logistics management, specialized packaging, transportation and disposal of laboratory chemicals and household hazardous wastes. Our Apollo Onsite Services provide outsourced environmental programs management at customer sites.

        Site Services—(31% of 2004 revenue). These services provide customers with highly skilled experts who utilize specialty equipment and resources to perform services at any chosen location. Under the Site Services umbrella, our Field Service crews and equipment are dispatched on a planned or emergency basis, and perform services such as confined space entry for tank cleaning, site decontamination, large remediation projects, selective demolition, spill cleanup, railcar cleaning, product recovery and transfer, scarifying and media-blasting and vacuum services. Additional services include used oil and oil products recycling, as well as PCB management and disposal. Also, as part of Site Services, Industrial Services crews focus on industrial cleaning and maintenance projects.

Our Industry

        According to industry reports, the hazardous waste disposal market in North America is in excess of $2.0 billion. We also service the much larger industrial maintenance market. The $2.0 billion estimate does not include the industrial maintenance market, except to the extent that the costs of disposal of hazardous wastes generated as a result of industrial maintenance are included. The largest generators of hazardous waste materials are companies in the chemical, petrochemical, primary metals, paper, furniture, aerospace and pharmaceutical industries.

        The hazardous waste management industry was "created" in 1976 with the passage of the Resource Conservation and Recovery Act, or RCRA. RCRA requires waste generators to distinguish between "hazardous" and "non-hazardous" wastes, and to treat, store and dispose of hazardous waste in accordance with specific regulations. This new regulatory environment, combined with strong economic growth, increased corporate concern surrounding environmental liabilities, and early-stage industry dynamics contributed to growth in the industry.

        In the mid to late 1990s, the hazardous waste management industry was characterized by overcapacity, minimal regulatory advances and pricing pressure. However, since 2001, over one-third of all North American commercial incineration capacity has been eliminated, and we believe that competition has been reduced through consolidation and that new regulations have increased the overall barriers to entry.

        The collection and disposal of solid and hazardous wastes are subject to local, state, provincial and federal requirements and regulations, which regulate health, safety, the environment, zoning and land-use. Included in these regulations is the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, of the United States. CERCLA holds generators and transporters of hazardous substances, as well as past and present owners and operators of sites where there has been a hazardous release, strictly, jointly and severally liable for environmental cleanup costs resulting from the release or threatened release. Canadian companies are regulated under similar regulations, but the responsibility and liability associated with the waste passes from the generator to the transporter or receiver of the waste, in contrast to provisions of CERCLA.

Corporate Information

        We are a publicly traded company listed on The Nasdaq National Market under the symbol "CLHB." Our corporate offices are located at 1501 Washington Street, Braintree, MA 02184-7535, Attention: Executive Offices (telephone (781) 849-1800 ext. 4454). Our website address is www.cleanharbors.com. The information contained or incorporated in our website is not part of this prospectus.

The Offering

        The Selling Shareholders now hold common stock purchase warrants expiring on September 10, 2009 which will enable them to acquire up to 2,057,940 shares of our common stock at an exercise price of $8.00 per share. The exercise price is subject to adjustment under certain terms described in the warrants, which include the issuance by us (except under certain circumstances) of shares of our common stock at less than the greater of $8.00 per share and the then current market price of our common stock.

        The Selling Shareholders propose to offer the shares of our common stock which they may receive upon exercise of the warrants from time to time on The Nasdaq National Market and through other methods of sale described under "Plan of Distribution" in this prospectus. We will not receive any of the proceeds from the sale of the shares by the Selling Shareholders, but we will receive $8.00 per share (subject to adjustment upon certain terms described in the warrants) upon exercise by the Selling Shareholders of the warrants except to the extent that the Selling Shareholders elect to utilize the "cashless exercise" feature of the warrants. To the extent the Selling Shareholders elect to utilize such feature, we will not receive any cash upon the exercise of the warrants, but the number of shares issuable upon such exercise (and therefore offered by this prospectus) will be proportionately reduced.

RISK FACTORS

        Investment in our common stock involves certain risks, including those we describe below. You should consider carefully these risk factors together with all of the information included or referred to in this prospectus before you decide to purchase the shares offered by this prospectus.

Our substantial level of indebtedness and outstanding letters of credit could adversely affect our financial condition and ability to fulfill our obligations.

        As of June 30, 2005, we had $155.2 million of outstanding indebtedness and $90.4 million of outstanding letters of credit. Our substantial level of indebtedness and outstanding letters of credit may:

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  adversely impact our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes;

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  require us to dedicate a substantial portion of our cash flow to the payment of interest on our indebtedness and fees on our letters of credit;

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  subject us to the risk of increased sensitivity to interest rate increases based upon variable interest rates, including our borrowings (if any) under our revolving credit facility;

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  increase the possibility of an event of default under the financial and operating covenants contained in our debt instruments; and

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  limit our ability to adjust to rapidly changing market conditions, reducing our ability to withstand competitive pressures and make us more vulnerable to a downturn in general economic conditions of our business than our competitors with less debt.

        If we are unable to generate sufficient cash flow from operations in the future to service our debt and fee obligations, we may be required to refinance all or a portion of our existing debt and letter of credit facilities, or to obtain additional financing and facilities. However, we may not be able to obtain any such refinancing or additional facilities on favorable terms or at all.

We assumed significant environmental liabilities as part of the CSD acquisition, and our financial condition and results of operations would be adversely affected if we were required to pay such liabilities more rapidly or in greater amounts than now estimated.

        As part of our acquisition of the assets of the CSD effective September 7, 2002, we assumed certain environmental liabilities of the CSD which were valued as of December 31, 2004, at approximately $184.5 million. We calculate certain of these liabilities on a present value basis in accordance with generally accepted accounting principles (which takes into consideration both the amount of such liabilities and the timing when it is projected that we will be required to pay such liabilities). We anticipate such liabilities will be payable over many years and that cash flows generated from our operations will generally be sufficient to fund the payment of such liabilities when required. However, events not now anticipated (such as future changes in environmental laws and regulations or their enforcement) could require that such payments be made earlier or in greater amounts than now estimated, which could adversely affect our financial condition and results of operations.

We do not intend to pay dividends on our common stock.

        We do not anticipate paying any dividends on our common stock for the foreseeable future. We intend to retain future earnings, if any, for use in the operation and expansion of our business and payment of our outstanding debt. Our current credit agreement prohibits the payment by us of dividends on our common stock.

As of December 31, 2004, we had a material weakness in our internal control over financial reporting, and we might find other material weaknesses in the future which may adversely affect our ability to provide timely and reliable financial information and satisfy our reporting obligations under federal securities laws.

        As of December 31, 2004, we did not maintain effective controls over the completeness and accuracy of our self-insured workers' compensation and motor vehicle liability reserves. Specifically, we did not then have effective controls over estimating and monitoring self-insured workers' compensation and motor vehicle reserves. This control deficiency resulted in the restatement of our consolidated financial statements for the years ending December 31, 2003 and 2002, the restatement of the quarterly data for the fourth quarter ended December 31, 2003, as well as a fourth quarter audit adjustment in our 2004 financial statements. Additionally, this control deficiency could have resulted in a misstatement of workers' compensation and motor vehicle liability reserves that would have resulted in a material misstatement to annual or interim financial statements that would not be prevented or detected. Our management therefore determined that this control deficiency constituted a "material weakness" in our internal control over financial reporting as of December 31, 2004. Accordingly, the reports in Amendment No. 1 to our annual report on Form 10-K for the year ended December 31, 2004 by both our management and by PricewaterhouseCoopers, LLP, the independent registered public accounting firm which has audited our financial statements, concluded that our internal control over financial reporting was not "effective" as of December 31, 2004.

        In order to remediate the control weakness in our internal control over financial reporting described above, we are now using an actuarial-based method for estimating our reserves for self-insured workers' compensation and motor vehicle liability reserves. Although we believe that utilization of this actuarial-based method satisfactorily remediates our internal controls over estimating and monitoring self-insured workers' compensation and motor vehicle reserves, we might find other material weaknesses in our internal control over financial reporting in future periods. To the extent that any significant or material weaknesses exist in our internal control over financial reporting, such weaknesses may adversely affect our ability to provide timely and reliable financial information necessary for the conduct of our business and satisfaction of our reporting obligations under federal securities laws.

If we are unable to obtain at reasonable cost the significant amount of insurance and financial assurances which are required for our operations, our business and results of operations would be adversely affected.

        We are required to carry significant amounts of insurance, to occasionally post bid and performance bonds, and to provide substantial amounts of financial assurances to governmental agencies for potential closure and post-closure care of our licensed hazardous waste treatment facilities should those facilities cease operation. Our total estimated closure and post-closure costs requiring financial assurance by regulators as of June 30, 2005, was $279.3 million. We have placed most of the required financial assurance for closure through a qualified insurance company, Steadfast Insurance Company (a unit of Zurich Insurance N.A.). We were required to and have posted letters of credit of approximately $73.5 million with Steadfast Insurance Company in order to obtain the insurance policies. The term of our current insurance policy from Steadfast Insurance Company will expire in September 2006, and our ability to continue conducting our operations could be adversely affected if we should become unable to obtain sufficient insurance, surety bonds and financial assurances at reasonable cost to meet our business and regulatory requirements in the future. The availability of insurance may be influenced by developments within the insurance industry itself, as well as the insurers' or sureties' assessment of their risk of loss with us.

The environmental services industry in which we participate is subject to significant economic and business risks.

        Our future operating results may be affected by such factors as our ability to: utilize our facilities and workforce profitably in the face of intense price competition; maintain or increase market share in an industry which has experienced significant downsizing and consolidating; realize benefits from cost reduction programs; generate incremental volumes of waste to be handled through our facilities from existing and acquired sales offices and service centers; obtain sufficient volumes of waste at prices which produce revenue sufficient to offset the operating costs of the facilities; minimize downtime and disruptions of operations; and develop the site services business. In particular, economic downturns or recessionary conditions in North America, and increased outsourcing by North American manufacturers to plants located in countries with lower wage costs and less stringent environmental regulations, have adversely affected and may in the future adversely affect the demand for our services. The hazardous and industrial waste management business is also cyclical to the extent that it is dependent upon a stream of waste from cyclical industries such as the chemical and petrochemical, primary metals, paper, furniture and aerospace industries. If those cyclical industries slow significantly, the business that we receive from those industries is likely to slow.

A significant portion of our business depends upon the demand for major remedial projects and regulatory developments over which we have no control.

        Our operations are significantly affected by the commencement and completion of major site remedial projects; cleanup of major spills or other events; seasonal fluctuations due to weather and budgetary cycles influencing the timing of customers' spending for remedial activities; the timing of regulatory decisions relating to hazardous waste management projects; changes in regulations governing the management of hazardous waste; secular changes in the waste processing industry towards waste minimization and the propensity for delays in the remedial market; and changes in the myriad of governmental regulations governing our diverse operations. We do not control such factors. As a result of them, our revenue and income can vary significantly from quarter to quarter, and past financial performance for certain quarters may not be a reliable indicator of future performance for comparable quarters in subsequent years.

Seasonality makes it harder for us to manage our business and for investors to evaluate our performance.

        Our operations may be affected by seasonal fluctuations due to weather and budgetary cycles influencing the timing of customers' spending for remedial activities. Typically during the first quarter of each calendar year there is less demand for environmental remediation due to weather related reasons, particularly in the northern and midwestern U.S. and Canada, and increased possibility of unplanned weather related plant shutdowns. This seasonality in our business makes it harder for us to manage our business and for investors to evaluate our performance.

The extensive environmental regulations to which we are subject may increase our costs and potential liabilities.

        Our operations and those of others in the environmental industry are subject to extensive federal, state, provincial and local environmental requirements in both the United States and Canada. While increasing environmental regulation often presents new business opportunities for us, it likewise often results in increased operating and compliance costs. Efforts to conduct our operations in compliance with all applicable laws and regulations, including environmental rules and regulations, require programs to promote compliance, such as training employees and customers, purchasing health and safety equipment, and in some cases hiring outside consultants and lawyers. Even with these programs, we and other companies in the environmental services industry are routinely faced with governmental enforcement proceedings which can result in fines or other sanctions and require expenditures for remedial work on waste management facilities and contaminated sites. Certain of these laws impose strict and, under certain circumstances, joint and several, liability for cleanup of releases of regulated materials, and also liability for related natural resource damages.

        From time to time, we have paid fines or penalties in governmental environmental enforcement proceedings, usually involving our waste treatment, storage and disposal facilities. Although none of these fines or penalties that we have paid in the past has had a material adverse effect upon us, we might in the future be required to make substantial expenditures as a result of governmental proceedings, which would have a negative impact on our earnings. Furthermore, regulators have the power to suspend or revoke permits or licenses needed for operation of our plants, equipment, and vehicles based on, among other factors, our compliance record, and customers may decide not to use a particular disposal facility or do business with us because of concerns about our compliance record. Suspension or revocation of permits or licenses would impact our operations and could have a material adverse impact on financial results. Although we have never had any of our facilities' operating permits revoked, suspended or non-renewed involuntarily, it is possible that such an event could occur in the future.

        In the past, practices have resulted in releases at and from certain of our facilities, which may require investigation and, in some cases, remediation. We are currently conducting remedial activities at certain of our sites. While, based on available information, we do not believe these remedial activities will result in a material adverse effect upon our operations or financial condition, these activities or the discovery of previously unknown conditions could result in material costs.

Future changes in environmental regulations may require us to make significant capital expenditures.

        Changes in environmental regulations can require us to make significant capital expenditures for our facilities. For example, in 2002, the United States Environmental Protection Agency, or EPA, promulgated Interim Standards of the Hazardous Waste Combustor Maximum Achievable Control Technology under the Federal Clean Air Act Amendments. These standards established new emissions limits and operational controls on all new and existing incinerators, cement kilns and light-weight aggregate kilns that burn hazardous waste-derived fuels. We have spent approximately $25.5 million since September 7, 2002 in order to bring our Kimball, Nebraska, Deer Park, Texas and Aragonite, Utah incineration facilities which we acquired as part of the CSD assets into compliance with the HWC MACT regulations. Future environmental regulations could cause us to make significant additional capital expenditures and adversely affect our results of operations and cash flow.

If our assumptions relating to expansion of our landfills should prove inaccurate, our results of operations and cash flow could be adversely affected.

        When we include the expansion airspace in our calculations of available airspace, we adjust our landfill liabilities to the present value of projected costs for cell closure, and landfill closure and post-closure. It is possible that any of our estimates or assumptions could ultimately turn out to be significantly different from actual results. In some cases we may be unsuccessful in obtaining an expansion permit or we may determine that an expansion permit that we previously thought was probable has become unlikely. To the extent that such estimates, or the assumptions used to make those estimates, prove to be significantly different than actual results, or our belief that we will receive an expansion permit changes adversely in a significant manner, the landfill assets, including the assets incurred in the pursuit of the expansion, may be subject to impairment testing, and lower prospective profitability may result due to increased interest accretion and depreciation or asset impairments related to the removal of previously included expansion airspace. In addition, if our assumptions concerning the expansion airspace should prove inaccurate, certain of our cash expenditures for closure of landfills could be accelerated and adversely affect our results of operations and cash flow.

Future conditions might require us to make substantial write-downs in our assets, which would adversely affect our balance sheet and results of operations.

        We participate in a highly volatile industry with multiple competitors, several of which have taken large write-offs and asset write-downs, operated under Chapter 11 bankruptcy protection and undergone major restructuring during the past several years. Periodically, we review long-lived assets for impairment. At the end of each of 2004, 2003 and 2002, we determined based on this review that no asset write-downs were required; however, if conditions in the industry were to deteriorate significantly, we could determine that certain of our assets were impaired and we would then be required to write-off all or a portion of our costs for such assets. Any such significant write-offs would adversely affect our balance sheet and results of operations.

The potential sale of a large number of shares by the Selling Shareholders may adversely affect the market price of our stock.

        The 2,057,940 total shares of our common stock which are issuable to the Selling Shareholders upon a cash exercise of our outstanding common stock purchase warrants represent 13.4% of the total number of primary shares of our common stock which were outstanding on September 1, 2005. To the extent the Selling Shareholders elect to utilize the "cashless exercise" feature of the warrants, the number of shares (and therefore the percentage of our outstanding primary shares of common stock) issuable upon exercise of the warrants will be reduced. Upon their exercise of the warrants, the Selling Shareholders will be free to sell the warrant shares without restriction using one or more of the methods described under "Plan of Distribution" in this prospectus. The potential sale of a large number of shares by the Selling Shareholders may adversely affect the market price of our common stock.

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The information contained or incorporated by reference in this prospectus is accurate only as of the date on the front cover of this prospectus or the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those respective dates. The Selling Shareholders are not making an offer to sell the shares offered by this prospectus in any jurisdiction where the offer or sale is not permitted.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated herein by reference to our filings under the Securities Exchange Act of 1934 include "forward-looking statements," as defined by federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "likely," "will," "would," "could" and similar expressions or phrases identify forward-looking statements.

        All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in the environmental services industry. Others are more specific to our operations. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

        Factors that may cause actual results to differ from expected results include, among others:

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  our significant indebtednesses and ability to incur substantially more debt;

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  our future cash flow and earnings;

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  our ability to meet our debt obligations;

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  our ability to increase our market share;

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  our ability to retain our significant customers;

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  our ability to manage the significant environmental liabilities which we assumed in connection with the CSD acquisition which became effective in September 2002;

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  our ability to manage business growth and diversification and the effectiveness of our information systems;

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  our ability to compete with competitors in our industry;

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  the outcome of current and potential legal proceedings;

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  the availability and costs of liability insurance and financial assurances required by governmental entities relating to our facilities;

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  our ability to attract and retain qualified management personnel;

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  the effects of general industry and economic conditions;

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  our ability to identify suitable acquisition candidates or joint venture relationships for expansion, to consummate these transactions on favorable terms and to achieve satisfactory operating results from the acquired businesses; and

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  our ability to avoid unforeseen material liabilities as a result of acquiring new companies.

        All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

        See the section of this prospectus entitled "Risk Factors" for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements and other unknown or unpredictable factors also could harm our results. Consequently, actual results or developments anticipated by us may not be realized and, even if substantially realized, they may not have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

INCORPORATION OF INFORMATION BY REFERENCE

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. Copies of the documents we file with the SEC can be read at the SEC's public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of our filings at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference facility.

        We are "incorporating by reference" in this prospectus some of the documents we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus. Information in specified documents that we file with the SEC after the date of this prospectus will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below and any future filings we may make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of filing of the initial registration statement relating to the exchange offer and prior to the termination of any offering of securities offered by this prospectus:

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  our Annual Report on Form 10-K, as amended by Amendment No. 1 on Form 10-K/A thereto, for the fiscal year ended December 31, 2004;

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  our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, and June 30, 2005;

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  our definitive Proxy Statement dated April 15, 2005 for our Annual Meeting of Shareholders held on May 12, 2005; and

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  our Reports on Form 8-K filed with the SEC on January 13, 2005, February 16, 2005, March 15, 2005, April 7, 2005, April 21, 2005, April 28, 2005, May 19, 2005, and August 1, 2005.

        Information contained in this prospectus supplements, modifies or supersedes, as applicable, the information contained in earlier-dated documents incorporated by reference. Information contained in later-dated documents incorporated by reference supplements, modifies or supersedes, as applicable, the information contained in this prospectus or in earlier-dated documents incorporated by reference.

        We will provide a copy of the documents we incorporate by reference (other than exhibits, unless the exhibit is specifically incorporated by reference into the filing requested), at no cost, to you if you submit a request to us by writing to or telephoning us at the following address or telephone number:

Clean Harbors, Inc.
1501 Washington Street
Braintree, Massachusetts 02184-7535
Telephone: (781) 849-1800, Ext. 4454
Attention: Executive Offices

        We have filed this prospectus with the SEC as part of a registration statement on Form S-3 under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement because some parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares offered by the Selling Shareholders under this prospectus. However, we will receive $8.00 per share (subject to adjustment upon certain terms described in the warrants) upon exercise by the Selling Shareholders of the warrants except to the extent that the Selling Shareholders elect to utilize the "cashless exercise" feature of the warrants. To the extent the Selling Shareholders elect to utilize such feature, we will not receive any cash upon the exercise of the warrants, but the number of shares issuable upon such exercise (and therefore offered by this prospectus) will be proportionately reduced. To the extent we receive cash upon the exercise by the Selling Shareholders of the warrants, we will apply such cash to working capital.

SELLING SHAREHOLDERS

        This prospectus covers the offering of up to 2,057,940 shares of our common stock by the Selling Shareholders described in the table below. The Selling Shareholders may acquire such shares upon exercise of the common stock purchase warrants which they now hold and which will expire on September 10, 2009. We issued the warrants on June 30, 2004 in connection with the redemption by us on that date of all of our then outstanding shares of our Series C Convertible Preferred Stock. Certain of the Selling Shareholders acquired their warrants after that date by assignment from other Selling Shareholders which were original holders of such warrants. The information with respect to each Selling Shareholder set forth in this section was provided by that Selling Shareholder.

        In connection with the redemption of all of our previously outstanding shares of Series C Convertible Preferred Stock, we entered into an Investors Rights Agreement dated June 30, 2004 with the original holders of the warrants and certain other parties described therein. That Investors Rights Agreement required us to file the registration statement of which this prospectus is a part and to keep such registration statement in effect until the earlier of the date on which the Selling Shareholders have sold all of the shares of common stock issuable to them upon the exercise of the warrants or such shares become salable under Rule 144(k) under the Securities Act of 1933, as amended. We will pay all registration expenses in connection with such registration, but the Selling Shareholders will be responsible for payment of all brokerage commissions and similar expenses in connection with the sale of the shares in connection with this offering.

        The current exercise price of the warrants is $8.00 per share of common stock. Such exercise price is subject to adjustment under certain conditions described in the warrants, which include the sale by us (except for certain permitted transactions) of shares of common stock for less than the greater of $8.00 per share and the then current market price of our common stock. We will receive such exercise price in cash upon exercise by the Selling Shareholders of the warrants except to the extent that the Selling Shareholders elect to utilize the "cashless exercise" feature of the warrants. To the extent the Selling Shareholders elect to utilize such feature, we will not receive any cash upon the exercise of the warrants, but the number of shares issuable upon such exercise (and therefore offered by this prospectus) will be proportionately reduced.

        The following table provides as of August 1, 2005, with respect to each Selling Shareholder, the beneficial ownership of our shares of common stock, the number of shares being offered under this prospectus, and the beneficial ownership of our shares of common stock after this offering assuming the sale of all of the offered shares. For this purpose, "beneficial ownership" means direct or indirect voting or investment power over outstanding stock and stock which a person has the right to acquire now or within 60 days after the date of this prospectus. Except as described in the table, we understand that the named person or entity has sole voting and investment power with respect to the specified shares.

Name of Selling Shareholder	Shares Beneficially Owned Before this Offering(1)	Shares Offered in this Offering(2)	Shares Beneficially Owned After this Offering(2)
Cerberus Series One Holdings, LLC(3)	967,400	967,400	-0-
Cerberus CH LLC(3)	241,850	241,850	-0-
Basso Holdings Ltd.(4)	198,690	198,690	-0-
Credit Suisse First Boston LLC(5)	350,000	350,000	-0-
QVT Fund LP(6)	150,000	150,000	-0-
LibertyView Funds, L.P.(7)	120,000	120,000	-0-
LibertyView Global Volatility Fund, L.P.(7)	15,000	15,000	-0-
LibertyView Special Opportunities Fund, L.P.(7)	15,000	15,000	-0-

(1)
Includes the number of shares of our common stock which are issuable upon exercise of the warrants now held by the respective Selling Shareholder assuming a cash exercise.

(2)
The Selling Shareholders are under no obligation to sell any or all of the shares received in connection with the exercise of the warrants. The number of shares in columns 2 and 3 assume that the Selling Shareholders will exercise for cash all of their warrants and sell all of the shares received upon such exercise in this offering, and that the Selling Shareholders' respective ownership of shares of our common stock as of August 1, 2005 will not otherwise change.

(3)
Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company held by each of Cerberus Series One Holdings, LLC and Cerberus CH LLC.

(4)
Basso Capital Management, L.P. ("Basso") is the investment manager to Basso Holdings Ltd. Howard I. Fischer is a managing member of Basso GP, LLC, the General Partner of Basso, and as such has investment power and voting control over these securities. Mr. Fischer disclaims beneficial ownership of these securities.

(5)
Credit Suisse First Boston LLC ("CSFB") is a registered broker-dealer which is a wholly-owned subsidiary of Credit Suisse First Boston (USA), Inc., which is a reporting company under the Securities Exchange Act of 1934, as amended, and an indirect wholly-owned subsidiary of Credit Suisse First Boston, Inc. (a registered broker-dealer) whose ultimate parent is Credit Suisse Group, a Swiss corporation. CSFB purchased its warrants for its own account from a former holder as part of its trading strategies which involve debt, equity and related derivative investments.

(6)
Management of QVT Fund LP is vested in its general partner, QVT Associates GP LLC. QVT Financial LP is the investment manager for QVT Fund LP and shares voting and investment control over the securities held by QVT Fund LP. QVT Financial GP LLC is the general partner of QVT Financial LP and as such has complete discretion in the management and control of the business affairs of QVT Financial LP. The managing members of QVT Financial GP LLC are Daniel Gold, Lars Bader, Tracy Fu and Nicholas Brumm. Each of QVT Financial LP, QVT Financial GP LLC, Daniel Gold, Lars Bader, Tracy Fu and Nicholas Brumm disclaims beneficial ownership of the securities held by QVT Fund LP.

(7)
Neuberger Berman LLC, which is a registered broker-dealer, is the general partner of, and Neuberger Berman Asset Management, LLC, is the investment adviser to, each of LibertyView Funds, L.P., LibertyView Global Volatility Fund, L.P., and LibertyView Special Opportunities Fund, L.P. (collectively, the "LibertyView Partnerships"). In such capacities, Neuberger Berman LLC and Neuberger Berman Asset Management, LLC, have voting and investment power over the shares beneficially owned by the LibertyView Partnerships. In his capacity as the manager of Neuberger Berman LLC and Neuberger Berman Asset Management, LLC, Michael Assante holds sole voting and investment power over the securities held by the LibertyView Partnerships.

        During the period from September 10, 2002 through June 30, 2004, we borrowed an aggregate of $155.0 million from an affiliate of Cerberus CH LLC and Cerberus Series One Holdings, LLC, two of

the Selling Shareholders, and Cerberus CH LLC owned shares of our Series C Convertible Preferred Stock having a stated value of $18.3 million. Basso Holdings Ltd., another of the Selling Shareholders, owned from December 2003 to June 30, 2004, shares of our Series C Convertible Preferred Stock having a stated value of $2.0 million. On June 30, 2004, we repaid all of our then outstanding debt (including the debt held by an affiliate of Cerberus CH LLC and Cerberus Series One Holdings, LLC) and redeemed all of our then outstanding Series C Convertible Preferred Stock (including the shares held by Cerberus CH LLC and Basso Holdings Ltd.), primarily through our issuance of $150.0 million principal amount of eight-year Senior Secured Notes due 2012. An affiliate of Credit Suisse First Boston LLC, another of the Selling Shareholders, was an initial purchaser for the private offering of such Notes and is the administrative agent, joint lead arranger, administrative agent and one of the lenders for the $90.0 million synthetic letter of credit facility which we established as part of the refinancing on June 30, 2004. Except for such transactions and their ownership of our warrants and, from time to time, certain shares of our outstanding common stock, none of the Selling Shareholders has had any position, office or other material relationship with us during the past three years.

        Except as described in the footnotes to the table above with respect to Credit Suisse First Boston LLC ("CSFB") and the LibertyView Partnerships, none of the Selling Shareholders is a reporting company under the Exchange Act, a majority-owned subsidiary of a reporting company under the Exchange Act, a registered investment fund under the 1940 Act, a registered broker-dealer, or an affiliate of a registered broker-dealer. As described in such footnotes, CSFB is a registered broker-dealer and each of the LibertyView Partnerships is an affiliate of a registered broker-dealer (Neuberger Berman, LLC) which serves as their general partner. CSFB and the LibertyView Partnerships purchased their respective Clean Harbors warrants from an original holder of such warrants in the ordinary course of their investment business and not as compensation for underwriting activities. In connection with such acquisition and the subsequent holding of their respective warrants, CSFB and the LibertyView Partnerships had and now have no agreements or understandings, directly or indirectly, with any person to distribute the warrants or the shares of common stock receivable by them upon the exercise of their respective warrants. However, because of its status as a registered broker-dealer, CSFB will be an underwriter with respect to the sale of the shares of Clean Harbors common stock which CSFB may acquire upon the exercise of its warrants.

PLAN OF DISTRIBUTION

        The Selling Shareholders may, from time to time, sell any or all of their shares of common stock issued upon exercise of the warrants on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Shareholders may use any one or more of the following methods when selling shares:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  short sales;

  •
  broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;

  •
  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

        The Selling Shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

        The Selling Shareholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

        Broker-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a Selling Shareholder. The Selling Shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

        The Selling Shareholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this prospectus.

        The Selling Shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this prospectus.

        Except as described in the footnotes to the table under "Selling Shareholders" in this prospectus with respect to Credit Suisse First Boston LLC ("CSFB") and the LibertyView Partnerships, none of the Selling Shareholders is a registered broker-dealer or an affiliate of a registered broker-dealer. As described in such footnotes, CSFB is a registered broker-dealer and each of the LibertyView Partnerships is an affiliate of a registered broker-dealer (Neuberger Berman, LLC) which serves as their general partner. CSFB and the LibertyView Partnerships purchased their respective Clean Harbors warrants from an original holder of such warrants in the ordinary course of their business and not as compensation for underwriting activities. In connection with such acquisition and the subsequent holding of their respective warrants, CSFB and the LibertyView Partnerships have advised us, as described below, that they had and now have no agreements or understandings, directly or indirectly, with any person to distribute the warrants or the warrant shares. However, because of its status as a registered broker-dealer, CSFB will be an underwriter with respect to the sale of the shares of Clean Harbors common stock which CSFB may acquire upon the exercise of its respective warrants.

        The Selling Shareholders and any broker-dealers or agents that are involved in selling the shares of common stock receivable upon exercise of their respective warrants may be deemed to (and, in the case of CSFB as described above, will) be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may (or will) be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Shareholders have advised us that they have acquired their securities in the ordinary course of business and they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares of common stock receivable upon the exercise of their warrants, nor (except as described above with respect to CSFB) is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any Selling Shareholder.

        If we are notified by any Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, we will file a supplement to this prospectus that includes, to the extent applicable, the amount of shares of common stock to be sold, the terms of the sale, any plan of distribution, the names of any underwriters, brokers, dealers, or agents, any discounts, commissions, concessions, or other items constituting compensation from the relevant Selling Shareholders, or any other information as may be required under the Securities Act. Furthermore, in the event any of the Selling Shareholders shall transfer their respective warrants prior to exercise, we will file a supplement to this prospectus setting forth the names of new Selling Shareholder so that such new Selling Shareholder may use this prospectus to sell the shares of our common stock receivable upon exercise of such transferred warrants. If the Selling Shareholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

        The Selling Shareholders and we have agreed to indemnify each other and other related parties against specified liabilities, including liabilities arising under the Securities Act. The Selling Shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of securities against liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

        Davis, Malm & D'Agostine, P.C., Boston, Massachusetts, will pass upon the validity of the shares of our common stock being offered under this prospectus.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        The consolidated financial statements of Clean Harbors, Inc. and subsidiaries as of December 31, 2004 and 2003 and the results of our operations and our cash flows for each of the three years in the period ended December 31, 2004, incorporated into this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing therein.

COMMISSION POSITION ON INDEMNIFICATION

        Sections 8.51 and 8.52 of the Massachusetts Business Corporation Act, as amended, give Massachusetts corporations the power to indemnify each of their present and former officers or directors under certain circumstances if such person acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interest of the corporation. In our Restated Articles of Organization and By-Laws, we provide for such indemnification of our officers and directors to the extent permitted by law.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted against us by such director, officer or controlling person in connection with the securities being registered under the registration statement of which this prospectus forms a part, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Our Company
Our Services
Our Industry
Corporate Information
The Offering
RISK FACTORS
IMPORTANT INFORMATION ABOUT THIS PROSPECTUS
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
INCORPORATION OF INFORMATION BY REFERENCE
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
COMMISSION POSITION ON INDEMNIFICATION